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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 5)*


                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


       CLASS A COMMON STOCK,                              518439 10 4
     PAR VALUE $.01 PER SHARE
----------------------------------              --------------------------------
  (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 8

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

------------------------------------ ----------------------------------------------------                  -----------------------
CUSIP No.                            518439 10 4                                                13G             Page 2 of 8
------------------------------------ ----------------------------------------------------                  -----------------------
----------------------------- ----------------------------------------------------------- ----------------------------------------
             1                NAME OF REPORTING PERSONS:                                  RICHARD D. PARSONS


                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):
----------------------------- ----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                       (A) [_]
                                                                                                                       (B) [X]
----------------------------- ----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- ----------------------------------------------------------- ----------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:                       UNITED STATES OF AMERICA

------------------------------------ ------ -------------------------------------------------------------- -----------------------
             NUMBER OF                 5    SOLE VOTING POWER:                                             20,474,703
              SHARES
                                     ------ -------------------------------------------------------------- -----------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                                               --
             OWNED BY
                                     ------ -------------------------------------------------------------- -----------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                                        20,474,703
             REPORTING
                                     ------ -------------------------------------------------------------- -----------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                                      3,861,538

----------------------------- ---------------------------------------------------------------------------- -----------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                24,336,241** SEE ITEM 4

----------------------------- ----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*               N/A
                                                                                                                   [ ]
----------------------------- ----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                 16.9%
                                                                                                                 ** SEE ITEM 4
----------------------------- ----------------------------------------------------------- ----------------------------------------
             12               TYPE OF REPORTING PERSON:                                   IN
----------------------------- ----------------------------------------------------------- ----------------------------------------



*  SEE INSTRUCTIONS BEFORE FILLING OUT!



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
ITEM 1.  IDENTITY OF ISSUER

           (a)        The name of the issuer is The Estee Lauder Companies Inc.
                      (the "Issuer").

           (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

           (a) - (c)  This report is being filed by Richard D. Parsons with a business address of 75 Rockefeller Plaza, New York, New York 10019 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

           (d) - (e)  This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.
             Not Applicable.


ITEM 4.  OWNERSHIP

           (a) At December 31, 2002, the Reporting Person beneficially owned 24,336,241 shares of Class A Common Stock as follows: (i) 2,221 shares of Class A Common Stock held directly by the Reporting Person, (ii) 13,998 shares of Class A Common Stock pursuant to options that were exercisable on December 31, 2002 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2002), (iii) 4,000,000 shares of Class A Common Stock and 7,043,961 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph
                      H. Lauder, as Grantors (the "Accumulation Trust"); (iv) 5,152,545 shares of Class B Stock as the sole trustee of Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the "ALZ 2000 Trust"); (v)4,261,978 shares of Class B Common Stock held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trust"); and (iv) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P., which owns the shares. The Reporting Person disclaims beneficial ownership of all such shares, except the ones he holds directly or pursuant to options that were exercisable on December 31, 2002 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2002). At December 31, 2002,


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
                      4,000,000 shares of Class A Common Stock held indirectly as the sole trustee of the Accumulation Trust are loaned to Ronald S. Lauder pursuant to a demand loan.

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 24,336,241 shares of Class A Common Stock, which would constitute 16.9% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,016,219 shares of Class A Common Stock and the 16,458,484 shares of Class B Common Stock for which the Reporting Person has voting power constitute 14.0% of the aggregate voting power of the Issuer.

           (c) The Reporting Person has sole voting and dispositive power with respect to (i) the 2,221 shares of Class A Common Stock he holds directly and the 13,998 shares of Class A Common Stock that the Reporting Person has the right to acquire pursuant to options that are exercisable within 60 days following December 31, 2002, (ii) the 4,000,000 shares of Class A Common Stock and the 7,043,961 shares of Class B Common Stock held indirectly as the sole trustee of the Accumulation Trust, (iii) the 5,152,545 shares of Class B Common Stock held indirectly as the sole trustee of the ALZ 2000 Trust and (iv) the 4,261,978 shares of Class B Common Stock held indirectly as the sole trustee of the Distribution Trust. The Reporting Person shares dispositive power with respect to the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows: (i) the Reporting Person shares dispositive power with Leonard
                      A. Lauder, who is an individual general partner of Lauder & Sons L.P. and a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.;
                      (ii) the Reporting Person shares dispositive power with Ronald S. Lauder, who is an individual general partner of Lauder & Sons L.P. and a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) the Reporting Person shares dispositive power with Ira T. Wender, who is a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) the Reporting Person shares dispositive power with Joel S. Ehrenkranz and Ira T. Wender, who are co-trustees of the 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                      Aerin Lauder and Jane Lauder, as beneficiaries of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) the 4,000,000 shares of Class A Common Stock and the 7,043,961 shares of Class B Common Stock owned by the Accumulation Trust and (ii) the 4,261,978 shares of Class B Common Stock owned by the Distribution Trust. Aerin Lauder, as beneficiary of the ALZ 2000 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,152,545 shares of Class B Common Stock owned by the ALZ 2000 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) Ira T. Wender, as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                      The Reporting Person, in his capacity as trustee of various trusts, is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Reporting Person is the designee of Ronald S. Lauder. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.


ITEM 10.  CERTIFICATION

             Not Applicable.













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
                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2003
                                            /s/ Richard D. Parsons
                                            ---------------------------------
                                            Richard D. Parsons

                                  EXHIBIT INDEX


Exhibit A         --         List of Parties to the Stockholders' Agreement



















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